EXPENSE CAP/REIMBURSEMENT AGREEMENT

      This Agreement is entered into as of the 7th day of April, 2005 between KEELEY ASSET MANAGEMENT CORP. (the "Adviser") and KEELEY FUNDS, Inc. (the "Company") on behalf of KEELEY Mid Cap Value Fund (the "Fund").

      WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed the level described below.

      NOW THEREFORE, the parties agree as follows:

      The Adviser agrees that until September 30, 2006, the Adviser will reduce its compensation with respect to the Fund as provided for in the Investment Advisory Agreement between the Company and the Adviser dated April 7, 2005, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses (on an annual basis), exclusive of (i) taxes,
(ii) interest charges, (iii) litigation and other extraordinary expenses, and
(iv) brokers' commissions and other charges relating to the purchase and sale of the Fund's portfolio securities do not exceed 2.00% of the Fund's average daily net assets.

      The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the applicable Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.


                               KEELEY FUNDS, INC.

                              By: /s/ JOHN L. KEELEY, JR.
                                  ------------------------------
                                  John L. Keeley, Jr., President



                              KEELEY ASSET MANAGEMENT CORP.

                              By: /s/ JOHN L. KEELEY, JR.
                                  ------------------------------
                                  John L. Keeley, Jr., President